[redacted]

13010581

SEC
Mail Processing
Section

FEB 28 2013

Wasnington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48347

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Lugano Group Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Poydras Suite 1400
(No. and Street)

New Orleans	LA	70130-6116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold E. Doley III 212-684-6808
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harold E. Doley III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Lugano Group Incorporated, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CATRICE A. JOHNSON-REID NOTARY PUBLIC STATE OF LOUISIANA

CATRICE A. JOHNSON-REID
NOTARY PUBLIC
LA BAR NO. 24475 NOTARY ID 65857
PARISH OF ORLEANS, STATE OF LOUISIANA
MY COMMISSION IS ISSUED FOR LIFE.

The Lugano Group Incorporated
BALANCE SHEET
As of December 31, 2012

ASSETS

CURRENT ASSETS		
Cash In Bank	$	5,692.70
Cash in Bank		6,120.30
Investments		19,200.17
Accounts Receivable		69.37
Total Current Assets		31,082.54
PROPERTY AND EQUIPMENT		
Equipment		0.06
Net Property and Equipment		0.06
TOTAL ASSETS	$	31,082.60

The footnotes are an integral part of the financial statements.

The Lugano Group Incorporated
BALANCE SHEET
As of December 31, 2012

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	805.46
Liabilites subordinated to the claims of g		13,000.00
Total Current Liabilities		13,805.46
LONG-TERM LIABILITIES		
Total Liabilities		13,805.46
STOCKHOLDERS' EQUITY		
Capital Stock, par value, $1 per share, 10,000 shares authorized, 100 shares issued and outstanding		100.00
Paid in Excess		88,886.40
Retained Earnings		(71,709.26)
Total Stockholders' Equity		17,277.14
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	31,082.60

The footnotes are an integral part of the financial statements.